June 7, 2005

Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Barbara Jacobs, Assistant Director
            Rebekah Toton, Examiner
            Stephen Krikorian, Branch Chief - Accounting
            Melissa Rocha, Accounting Examiner

Re:   IQ Biometrix Inc.
      Amendment No. 2 to Registration Statement on Form S-4
      Filed May 23, 2005
      File No. 333-124027

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to IQ Biometrix, Inc. (the "Company") dated June 1, 2005, regarding the above-referenced Registration Statement on Form S-4 (as amended) (the "Registration Statement").

      In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, Pre-effective Amendment No. 4 to the Registration Statement ("Amendment No. 4"). In addition, we are forwarding to you via courier two courtesy copies of Amendment No. 4, marked to show changes from Amendment No. 2 to the Registration Statement, as filed with the Commission on May 23, 2005.

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

Amendment No. 2 to Form S-4

Summary

Recent Events

Staff Comment 1

      Please refer to prior comment 5. We note your statement that "[t]he rescission offer was made in reliance upon the exemption the exemption set forth in Sections 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder and was exempt from registration or qualification requirements under state law pursuant to the Federal National Securities Markets Improvement Act of 1996." Please note that the National Securities Markets Improvement Act of 1996 exempts offerings made pursuant to Commission rules or regulations issued under section 4(2) of the Securities Act of 1933 from registration requirements under state law, but not transactions made in reliance on section 4(2). Therefore, clarify, if true, that the rescission offer was made in reliance upon Rule 506 of Regulation D and thus is exempt for registration or qualification requirements under state law pursuant to the National Securities Markets Improvement Act of 1996.

Response:

      Wherify conducted its rescission offer in reliance on Rule 506 of Regulation D and the exemption from registration or qualification under state law pursuant to the National Securities Markets Improvement Act of 1996. We have amended the disclosure in the Registration Statement as requested.

Selling Stockholders, page 15

Staff Comment 2

      Consider revising the offering table on page 15 to present the number of total shares being offered in this offering, the number of shares being offered by the selling stockholder, the amount of common stock outstanding prior to this offering, and the amount of common stock that will be outstanding after this offering.

Response:

      We have revised the offering table on page 15 to present the number of total shares being offered in this offering, the number of shares being offered by the selling stockholder, the amount of common stock outstanding prior to this offering, and the amount of common stock that will be outstanding after this offering.

Material Tax Consequences, page 54

Staff Comment 3

      Your summary of the material tax consequences of this merger "assume [es] the merger qualifies as a reorganization." However, this summary should not assume the tax consequence in issue. Revise to identify counsel and state that it is the opinion of counsel that this merger qualifies as reorganization. Similar revisions should be made to your summary discussion of material tax consequences.

Response:

      We have revised the section regarding material tax consequence of the Merger and the Summary section in the Registration Statement to identify tax counsel and state that it is the opinion of counsel that this merger qualifies as reorganization. .

Selling Stockholders, page 103

Staff Comment 4

      Revise this section to name only the selling stockholders for whom you are able to provide natural person and broker-dealer or broker-dealer affiliate disclosure. Please revise your selling stockholders table to include disclosure of the number of shares to be offered by unnamed selling stockholders. Revise to state that unnamed selling stockholders may not sell under this registration statement until a post-effective amendment has been filed to name such selling stockholders in the prospectus. As previously requested, please confirm that all 75 selling stockholders have been advised of their inability to sell under this registration statement unless they are named in the prospectus.

Response:

      We have amended the disclosure in the Registration Statement as requested.

Proforma Consolidated Financial Information, page F-44

Staff Comment 5

      Please refer to previous comment 4. Your response did not address how your valuation of the shares issued in the acquisition complies with EITF 99-12. It appears that you are valuing the shares at each reporting date which is not consistent with the guidance set forth in EITF 99-12. In this regard, explain why you believe that you do not have an announcement date as indicated in EITF 99-12. In this regard, explain why you believe that you do not have an announcement date as indicated in EITF 99-12. To the extent that you may have modified the initial agreement or formula in the initial agreement, your response must discuss these changes, including why you believe they are substantive and why a new measurement date is necessary.

Response:

      EITF 99-12 requires the shares be valued, pursuant to paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. EITF 99-12 also goes on to state that if the application of a formula results in a change to the number of shares or the amount of other consideration to be issued in the purchase business combination, the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision is the measurement date. On May 16, 2005, the amount of consideration to be issued to IQB became static. On that date, the share price was $3.65. The pro forma financial statements and disclosures have been updated accordingly to reflect the value on May 16, 2005.

Staff Comment 6

      As previously requested, revise to disclose your purchase price allocation. That is, present the number of shares issued along with the fair value of those shares. Further, show how the purchase price is allocated to the assets acquired and liabilities assumed. In addition, explain in detail why no intangible assets and In-Process-Research and Development charges were included in the purchase price allocation. Tell us how do you substantiate this purchase price when the only asset acquired is goodwill, which is being written off upon acquisition?

Response:

      Immediately after the Merger, the shareholders of the combined company who were shareholders of IQB immediately prior to the Merger, will hold 12,333,892 shares of the combined company on a fully-diluted basis. The purchase price is derived from these 12,333,892 shares issued multiplied by $3.65, which was the fair value of IQB shares on May 16, 2005 (based on the answer to comment 5). This purchase price is allocated as follows:

Cash                                                                     $ 1,904
Receivables                                                                   39
Inventory                                                                     12
Prepaids                                                                      65
Fixed Assets, net                                                              2
Intellectual Property, net                                                    55
                                                                         -------
                                                                           2,077

Less:
Convertible Notes                                                          3,155
Payables                                                                     450
Note Payable                                                                 100
                                                                         -------
                                                                           3,705

Plus:
Goodwill                                                                  46,647
                                                                         -------
Total Purchase Price                                                     $45,019
                                                                         =======


      IQB has no In-Process Research and Development, and IQB's only intangibles are unamortized software development costs of $55,000. Therefore, the entire remaining purchase price is attributable to goodwill. See response to Comment 7 below. Wherify has determined that the purchase price is appropriate based on the potential growth opportunities arising from a combined management team with more depth and breadth of experience and with established contacts in the government sector, and greater access to capital on more favorable terms as a result of being a publicly traded company.

Staff Comment 7

      Please refer to previous comment 5. Your response indicates that you believe goodwill may not be recoverable because you are uncertain whether the combined company will continue the Company's existing business. Your prospectus discusses the complimentary products of IQB and Wherify, synergies from the merger, customer and manufacturing relationships, technical expertise and experience, and the potential to become the leading supplier of biometric identification and tracking location products. Based on this disclosure it is unclear why you would believe that goodwill from this acquisition is impaired on the date of acquisition. Provide us with evidence to substantiate your assessment including materials sent to the board of directors, trends in revenue from significant customers, monthly operating statements, comparisons of actual with forecasted cash flows, and timing of losses of key employees or customers, if applicable.

Response:

      IQB's ability to commercialize its FACES technology has met with only nominally successful financial results. The latest version of IQB's FACES software was released in July 2003 and despite IQB's efforts has generated limited revenue to date. Consequently, the parties believe that IQB's current business is of nominal value to the combined company. At this time, it has not been determined how, when or if the combined company will dedicate any resources to continue to develop and promote IQB's products. Moreover, the parties believe that even if combined company resources are committed to IQB products, the contribution to the combined company would be nominal in comparison to that of the Wherify products. Therefore, the parties believe that the goodwill associated with the transaction is fully impaired and should be written off immediately. We have revised the "Summary", "Reasons for the Merger" and "Description of IQB," sections of the Registration Statement to clarify the relative importance of IQB's current business, sales strategies and government contacts to the combined company.

Staff Comment 8

      Please refer to prior comments 6 and 8. Your revised proforma income statement does not appear to include the impact of the beneficial conversion feature of the preferred stock as disclosed in your prior filings. We noted that you had previously indicated that a $7.4 million conversion feature is presented as a debit and credit balance paid in capital for a $0 net effect. Tell us why you have not presented your beneficial conversion feature as a "deemed" dividend in the proforma statement of operations. See paragraph 8 of EITF 98-5 and SAB Topic 6(B)(1).

Response:

      We agree the "deemed dividend" should be presented in the pro forma statement of operations. The pro forma statements of operations for June 2004 and March 2005 have been modified to reflect this change.

Staff Comment 9

      We note your response to prior comment 8 regarding how you calculated the beneficial conversion feature related to Wherify's Series C Preferred Stock. Tell us how you considered calculating the intrinsic value of the beneficial conversion feature at the commitment date, as defined in issue 4 of EITF 00-27, using the stock price as of that date and record that value of the date of the IPO or when the contingency is resolved. As previously requested, tell us how your accounting for the beneficial conversion feature for the Series C Preferred Stock complies with EITF 98-5 and issue 2 of EITF 00-27.

Response:

Actual

      Each share of Wherify's Series C Preferred stock is convertible into one share of Wherify's common stock. At the time of issuance, the price paid for the Preferred stock was in excess of the fair value of the common stock equivalent that each share could have been converted into. Therefore, on Wherify's books, there was no intrinsic value associated with the conversion feature.

Pro Forma

      The pro forma financial statements assume that each share of Wherify preferred stock (including Series C preferred stock) will be converted into one share of Wherify common stock. In the merger, each share of Wherify common stock will be converted into 4.80 shares of IQB common stock and the value of the IQB shares to be received by the investors of Wherify's Series C Preferred stock at the pro forma balance sheet date is greater than the amount paid for the preferred stock. This creates intrinsic value associated with the issuance of the preferred stock on a pro forma basis.

Actual

      For Wherify's books, the commitment date for each sale occurred on the date the convertible instruments were issued. The exchange of the convertible instrument for the cash typically occurred at the signing of each agreement.

Pro Forma

      For pro forma purposes, the commitment date was considered to be the valuation date of each pro forma. The intrinsic value of the conversion feature has been measured using IQB's common stock value on the valuation date, May 16, 2005 compared to actual proceeds received by Wherify.

Actual

      On Wherify's books, there is no contingency for conversion. The shares are convertible immediately by the holder.

Pro Forma

      The only contingency related to the conversion of Wherify's Series C Preferred stock into IQB's common stock is whether the merger will actually close. The pro forma assumes the merger has occurred at the pro forma balance sheet date. Therefore, there is no contingency related to the conversion option for pro forma purposes.

Staff Comment 10

      Please refer to prior comment 9. We note that in footnote four you disclose that IQB's stockholder's deficit will be rolled into the combined company's initial common stock and paid in capital and you also disclose that Wherify's preferred preferred stock will be converted into common stock. These two adjustments should not be netted instead they should be shown on a gross basis (i.e., individually in separate footnotes). In addition, the adjustments to common stock and accumulated deficit should be at gross amounts. That is, the common stock should be adjusted to the FMV of IQB's outstanding shares and IQB's accumulated deficit should be fully reversed.

Response:

      We have separated the footnotes pertaining to reversing the IQB accumulated deficit and common stock, the conversion of the Wherify preferred stock into common stock and the paid in capital as requested. The pro forma balance sheet at March 31, 2005 has also been updated to adjust the common stock and accumulated deficit at the gross amounts, fully reversing IQB's accumulated deficit.

Item 22. Undertakings

Staff Comment 11

      Please refer to prior comment 10. We note your inclusion of the undertaking found in Item 512(f)(I) of Regulation S-B. However, you deleted the undertakings required by the Form S-4. See Item 22(c) of the Form S-4. Please revise.

Response:

      We have amended the disclosure in the Registration Statement as requested.

Exhibit 5.1

Staff Comment 12

      We note your legal opinion refers to the registration of up to 44,550,000 shares of common stock. However, your calculation of registration fee table refers to the registration of 51,654,994 shares of common stock. It appears that the 7,104,994 shares of common stock being registered for resale are included in the 44,550,000 shares being registered for issuance as part of the merger. Please clarify this matter in both the prospectus and this opinion. Further, please revise the legal opinion to opine both on the shares issued as part of the merger and the shares being issued for resale.

Response:

      We have amended the disclosure in the Registration Statement as requested. In addition, The Crone Law Group, LLP has revised its legal opinion, attached as
Exhibit 5.01 to the Registration Statement, as requested.

Exhibit 8.01

Staff Comment 13

      Please revise to clarify that the material tax consequences to investors of this transaction qualifying as reorganization is that Wherify stockholders will not recognize any gain or loss upon the exchange of their shares of Wherify capital stock for shares of IQB common stock pursuant to the merger.

Response:

      We have amended the disclosure in the Registration Statement as requested.

Staff Comment 14

      Tax counsel Reed Smith has opined on the accuracy of the statements in the prospectus regarding taxation. Counsel must opine on what the tax consequences are, not the fairness or accuracy with which they are described in the prospectus. Revise to state that the referenced disclosure of the tax consequences in the registration statement is the opinion of counsel.

Response:

      Tax counsel has revised its opinion, attached as Exhibit 8.01 to the Registration Statement, as requested.

Staff Comment 15

      We note the statement "[t]his opinion is intended for the benefit of the Company and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person or entity without prior written consent." It appears that tax counsel Reed Smith is disclaiming responsibility for its tax opinion, which is inappropriate, since investors are entitled to rely upon it. Please revise.

Response:

      Tax counsel has revised its opinion, attached as Exhibit 8.01 to the Registration Statement, as requested.

      We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

                                        Sincerely,


                                     By: /s/ Michael Walsh
                                        ----------------------------------------
                                             Michael Walsh,
                                             Chief Financial Officer

                                        Enclosures
                                        cc:  Alisande M. Rozynko
                                             The Crone Law Group LLP